Exhibit 6.10

March 22, 2016

Michael Schenker

Dear Mike:

On behalf of Viskase Companies, Inc. (“Company”), I am pleased to present you with the following offer, which supersedes your contract dated April 1, 2013, effective January 1, 2016:

Title:	Executive Vice President, General Counsel, Chief Administration Officer & Secretary

Reporting to:	Thomas D. Davis, Chairman, President, & CEO

Compensation:	Your compensation per semi-monthly pay period will be $13,541.67 (less any applicable taxes and withholdings), payable on the 15th and the last day of each month.

Benefits:

You will continue to be eligible to participate in Viskase benefit plans including health; dental; vision; life; dependent life; short term and long term disability insurance; health savings account (HSA); contributory 401(k) with Company match and no vesting requirement; and discretionary profit sharing. Viskase Companies, Inc., reserves the right to add, change, or terminate benefits at any time, including but not limited to, those set forth above.

Bonus Plan:

You will continue to be eligible to participate in the Viskase Executive Incentive Plan (or its successor plan) (“EIP”) for the fiscal year ending December 31, 2016. Under this Plan, your target annual discretionary bonus will be 75% of your earned base salary for the Plan year. Full terms of the Plan will be provided to you in the Company’s EIP (or its successor plan) document, which is subject to change at any time in the Company’s sole and absolute discretion. Participation in the EIP (or its successor plan) is subject to approval of the Compensation Committee of the Board of Directors of Viskase.

Long Term-Incentive Plan:

You will continue to be eligible to participate in the Long-Term Incentive Plan for senior level employees (“LTIP”) in accordance with the Plan’s terms and conditions. To the extent such plan is established (which remains in the sole and absolute discretion of the Board), the award target per annum will be equal to 75% of your base salary.

Stock Option:

Effective January 1, 2016, the terms and conditions of the Stock Option Agreement dated April 16, 2013, between you and Viskase shall be amended as provided in Amendment No. 1 to Stock Option Agreement (attached).

Vacation:

You will be eligible for four (4) weeks per year beginning in 2016; and beyond 2020 you will adhere to the then-applicable Viskase vacation plan. All vacation will be subject to the terms of the vacation plan.

Severance Pay:

In the event of involuntary termination of your employment by the Company, except for “Cause” (as defined in Exhibit A, attached hereto), you will receive within sixty (60) days following the date on which the termination occurs, or as otherwise provided below:

a) a severance payment in an aggregate amount equal to six (6) months of base salary, to be paid in a lump sum;

b)             any amounts of EIP and LTIP bonus (“Bonus Compensation”) with respect to a completed calendar year /LTIP performance period which remains unpaid to you as of the termination date, subject to the achievement of applicable performance objectives and to the terms and conditions of any plan document or other instrument governing such Bonus Compensation, payable as soon as practicable following the calculation thereof;

c)              LTIP compensation for the performance period or performance periods in which the termination date occurs, determined following the completion of each such performance period and subject to the achievement of applicable performance objectives and to the terms and conditions of any plan document or other instrument governing such LTIP compensation, and prorated in accordance with the method described in the Performance Award Agreement, payable as soon as practicable following the calculation thereof; and,

d) an amount equal to 50% of your target EIP bonus for the calendar year in which the termination date occurs, to be paid in a lump sum.

Receipt of the severance benefits provided in a) through d), above, shall be conditioned upon the execution and delivery by you to the Company of a confidential general release in favor of the Company in a form generally used by the Company, modified to be consistent with the terms of this offer letter.

This offer, and your employment, shall also be subject to the mutual covenants and agreements set forth in Exhibit A, incorporated in this offer.

This offer, and your employment, are conditioned upon your covenant and representation that (i) you are not a party to any contract, commitment, restrictive covenant or agreement, nor are you subject to, or bound by, any order, judgment, decree, law, statute, ordinance, rule, regulation or other restriction of any kind or character, which would prevent or restrict you from accepting this position and performing your duties, (ii)

you have not shared with the Company or any of its affiliates, or any of its or their directors, officers, employees or agents, and will not share or use, any confidential or proprietary information of any prior employer or contractor or any third party from whom you may have received confidential or proprietary information, (iii) you are not subject to any agreement or obligation that would limit your ability to act on behalf of the Company or any of its subsidiaries, (iv) your acceptance of this offer and your performance of your duties in respect thereof will not violate or conflict with any agreement or obligation to which you are subject, and (v) you have delivered to the Company true and complete copies of any currently effective employment agreement, non-competitive agreement or similar agreement to which you are subject.

This letter does not constitute a contract or employment agreement. You understand that your employment is “at will” and can be terminated, with or without cause and with or without notice, at any time. Nothing contained in this letter shall limit or otherwise alter the foregoing. Your employment will be subject to other policies, terms and conditions that may be established or modified by the Company from time to time.  The terms of this offer relating to award of, entitlement to, and payment of severance and Bonus Compensation shall prevail over any contrary terms of the Viskase Companies, Inc. severance, EIP and/or LTIP Plans and/or other applicable plans, and shall prevail over any terms of such plans which specify that such awards are not earned by or due to any employee whose employment has terminated.  The Company has secured the approval of the Company’s Compensation Committee for the terms of this offer.

This letter serves as a summary of the provisions of the position of Executive Vice President, General Counsel, Chief Administration Officer & Secretary.

We look forward to you continuing with our Viskase Companies, Inc. team.  Please do not hesitate to contact Thomas D. Davis at (630) 874- 0739 or me at (630) 874-0750 if you have any questions.

Sincerely,
/s/ Maria Kozareva

Maria Kozareva
Global Director Human Resources

Cc: Employee File

ACCEPTED:

Name – Print	Signature	Date

Michael D. Schenker	/s/ Michael D. Schenker	3/22/2016

Exhibit A

to Offer Letter dated March 22, 2016

from Viskase Companies, Inc. (“Company”) to Michael Schenker (“Employee”)

Definitions

“Cause” shall mean the Employee’s (1) failure to perform substantially all of the duties of Executive Vice President, General Counsel and Chief Administrative Officer (other than failure resulting from incapacity due to disability) or to follow the lawful directions given to the Employee by the Company; (2) being charged with any felony or convicted of any crime punishable by imprisonment, other than traffic violations; (3) engagement in an act of fraud or of willful dishonesty towards the Company or any of its affiliates; (4) material breach of this offer letter or the policies of the Company; or (5) violation of a federal or state securities law or regulation.  Prior to termination for “Cause” as a result of failure as contemplated in clause (1) or (4) above, the Employee shall be given notice of his activity giving rise to such failure and will have fifteen calendar days to correct such activity; provided, that the Company shall only be required to provide notice under this sentence one time during any calendar year.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

Non-Disclosure

During the term of employment and at all times thereafter, the Employee shall hold in a fiduciary capacity for the benefit of the Company and each of its affiliates, all secret or confidential information, knowledge or data, including, without limitation, trade secrets, sources of supplies and materials, customer lists and their identity, designs, production and design techniques and methods, identity of investments, identity of contemplated investments, business opportunities, valuation models and methodologies, processes, technologies, and any other intellectual property relating to the business of the Company or its affiliates, and their respective businesses, (i) obtained by the Employee during the Employee’s employment by the Company and any of the subsidiaries of the Company and (ii) not otherwise in the public domain (“Confidential Information”).  The Employee also agrees to keep confidential and not disclose any personal information regarding any controlling Person of the Company, including Carl C. Icahn, or any of its or his affiliates and their employees, and any member of the immediate family of any such Person (and all such personal information shall be deemed “Confidential Information” for the purposes of this offer letter).  The Employee shall not, without the prior written consent of the Company (acting at the direction of the Board): (i) except to the extent compelled pursuant to the order of a court or other body having jurisdiction over such matter or based upon the advice of counsel that such disclosure is legally required, communicate or divulge any Confidential Information to anyone other than the Company and those designated by the Company; or (ii) use any Confidential Information for any purpose other than the performance of his duties pursuant to this offer letter.  The Employee will assist the Company or its designee, at the Company’s expense, in obtaining a protective order, other appropriate remedy or other reliable assurance that confidential treatment will be accorded any Confidential Information disclosed pursuant to the terms of this offer letter.

All processes, know-how, technologies, trade-secrets information, intellectual property and inventions

(collectively, “Inventions”) conceived, developed, invented, made or found by the Employee, alone or with others, during the term of employment and out of the performance of his duties and responsibilities hereunder, whether or not patentable and whether or not on the Company’s or any of its subsidiaries’ time or with the use of the Company’s or any of its subsidiaries’ facilities or materials, shall be the property of the Company or its respective subsidiary, as the case may be, and shall be promptly and fully disclosed by the Employee to the Company.  The Employee shall perform all necessary acts (including, without limitation, executing and delivering any confirmatory assignments, powers of attorney, documents, or instruments requested by the Company or any of its subsidiaries) to vest title to any such Invention in the Company or the applicable subsidiary and to enable the Company or the applicable subsidiary, at their expense, to secure and maintain domestic and/or foreign patents or any other rights for such Inventions.

All right, title and interest in all copyrightable material that the Employee shall conceive or originate individually or jointly or commonly with others, and that arise during the term of his employment with the Company and out of the performance of his duties and responsibilities under this offer letter, shall be the property of the Company and are hereby assigned by the Employee to the Company, along with ownership of any and all copyrights in the copyrightable material.  Upon request and without further compensation therefor, but at no expense to the Employee, the Employee shall execute any and all papers and perform all other acts necessary to assist the Company to obtain and register copyrights on such materials in any and all countries.  Where applicable, works of authorship created by the Employee for the Company in performing his duties and responsibilities hereunder shall be considered “works made for hire,” as defined in the U.S. Copyright Act.

Non-Compete and Non-Solicitation

(a)         For a period of six months following the termination of employment, the Employee will not, either directly or indirectly, as principal, agent, owner, employee, director, partner, investor, shareholder (other than solely as a holder of not more than 1% of the issued and outstanding shares of any public corporation), consultant, advisor or otherwise howsoever own, operate, carry on or engage in the operation of or have any financial interest in or provide, directly or indirectly, financial assistance to or lend money to or guarantee the debts or obligations of any Person carrying on or engaged in any business that is similar to or competitive with the business conducted by the Company or any of its subsidiaries during or on the date of termination of Employee’s employment.

(b)         The Employee covenants and agrees with the Company and its subsidiaries that, during the term of employment and for six months following the last day of the term of employment, the Employee shall not directly, or indirectly, for himself or for any other Person:

(i)                                     solicit, interfere with or endeavor to entice away from the Company or any of its subsidiaries or affiliates, any customer, client or any Person in the habit of dealing with any of the foregoing;

(ii)                                  attempt to direct or solicit any customer or client away from the Company or any of its subsidiaries or affiliates;

(iii)                               interfere with, entice away or otherwise attempt to obtain the withdrawal of any employee of the Company or any of its subsidiaries or affiliates; or

(iv)                              advise any Person not to do business with the Company or any of its subsidiaries or affiliates.

The Employee represents to and agrees with the Company that the enforcement of the restrictions contained in the foregoing Non-Disclosure and Non-Compete and Non-Solicitation provisions would not be unduly burdensome to the Employee and that such restrictions are reasonably necessary to protect the legitimate interests of the Company.  The Employee agrees that the remedy of damages for any breach by the Employee of the provisions of either of these provisions may be inadequate and that the Company shall be entitled to injunctive relief, without posting any bond.  This provision constitutes an independent and separable covenant that shall be enforceable notwithstanding any right or remedy that the Company may have under any other provision of this offer letter or otherwise.

Indemnification

The Company and its subsidiaries shall indemnify, defend and save harmless the Employee, and provide the Employee advancement of expenses in connection therewith, as and to the extent provided an officer under the Company’s and its subsidiaries’ respective certificate of incorporation, by-laws or other organizational document and the corporate laws of the State of Delaware.  For so long as the Company maintains directors and officers liability, employment practices liability or corporate counsel professional liability insurance policies (which shall in each case be maintained in the discretion of the Company), the Employee shall be covered under such policies.

The foregoing provisions captioned Non-Disclosure, Non-Compete and Non-Solicitation, and Indemnification shall survive any termination of employment.